August 23, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F St., N.E.

Washington, D.C. 20549

Re:	Marathon Acquisition Corp.
Registration Statement on Form S-1
File No. 333-134078

Dear Ladies and Gentlemen:

In connection with the proposed offering of the above-captioned securities, we wish to advise you that we, as a representative of the underwriters, hereby join with Marathon Acquisition Corp.’s request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective on August 24, 2006 at 4:00 p.m., New York City time or as soon as practicable thereafter.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: August 1, 2006
(ii)	Dates of distribution: August 1, 2006 – August 14, 2006
(iii)	Number of prospective underwriters to whom the preliminary prospectus was furnished: 3
(iv)	Number of prospectuses so distributed: approximately 17,600
(v)	Compliance with Rule 15c2-8 under the Securities Exchange Act of 1934: Included in Master Agreement Among Underwriters of Salomon Smith Barney Inc. (now known as Citigroup Global Markets Inc.).

Very truly yours,

Citigroup Global Markets Inc.

/s/ Samson M. Frankel

Name: Samson M. Frankel

Title:   Senior Vice President and Counsel